KI YONG CHOI

GARY WEINHOUSE

MICHAEL W. CHO

WARREN HOEFFLER

MICHAEL D. COFFEE

AJAY BADLANI

June 22, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Washington, D.C. 20549-0405

Re:	Cryo-Cell International, Inc.
Revised Preliminary Proxy Statement filed on Schedule 14A
Filed on June 19, 2012 by Ki Yong Choi, Gary Weinhouse, Michael W. Cho, Warren Hoeffler, Michael D. Coffee and Ajay Badlani
Additional Soliciting Materials filed on Schedule 14A
Filed on June 19, 0212
File No. 0-23386

Dear Ms. Duru:

This letter is in response to your letter dated June 21, 2012. For your ease of reference, we have repeated your comments in this response and numbered them accordingly. We have also filed Amendment No. 2 to the Preliminary Proxy Statement referenced above (the “Amendment”).

Preliminary Proxy

Background and Reasons for Mr. Choi’s Solicitation, page 3

1.	Supplementally advise us of the basis for your implied assertion that the Repurchase Plan violates Delaware law. In this regard, we note the statement regarding “the propriety of the Repurchase Plan under Delaware law.” Alternatively, remove the statement from the proxy statement and future soliciting materials.

We have revised the disclosure to remove the reference to “the propriety of the Repurchase Plan under Delaware law”. Please see page 4 of the Amendment.

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 22, 2012

Unfulfilled Goals of the Current Board, page 4

2.	Please provide additional context for your statements about the current Board’s failure to eliminate costs and the company’s poor use of cash reserves during the quarter ended February 29, 2012. For example, it would appear that the majority of the expenses incurred were associated with the cancellation of the Bio-Stor Revenue Sharing Agreement as disclosed by the company in its Form 10-Q for the quarter ended February 29, 2012. In this regard, we further note that the company’s Form 10-Q indicates that the cancellation will result in approximately $400,000 in savings per year. Please revise to provide further balance and context to your disclosure in the proxy statement and in future soliciting materials.

We have revised the preliminary proxy statement as you have requested. Please see page 5 of the Amendment.

3.	We note your response to prior comment 4 and the revisions made to the disclosure. Please further supplement the disclosure to indicate if any steps have already been taken by the participants in furtherance of such plans. In this regard, we note reference in the June 19, 2012 materials to the participants’ intentions if elected to work with new management to evaluate alternate uses of cash for R&D and potential acquisitions.

We have revised the preliminary proxy statement as you have requested. Please see page 5 of the Amendment.

4.	Please disclose the basis for your statements here and in the soliciting materials filed June 19, 2012 that there are currently available stem cell and cell freezing technologies that can be licensed. In addition, explain, and if material disclose, the expected cost that would be borne by the company to enter into such licensing agreements. Alternatively, remove the disclosure and please refrain from including any unsubstantiated assertions regarding such stem cell and cell freezing technologies in future filings.

We have revised the preliminary proxy statement as you have requested. Please see page 5 of the Amendment.

Election of Directors, page 6

5.	We note the disclosure included in soliciting materials filed on June 19, 2012 that provide an explanation of why the Choi participants are seeking majority representation on the board. Please consider including such disclosure in the proxy statement. Additionally, please disclose in your proxy statement the practical impact of an election of all of the Choi nominees to the board (i.e., the percentage of control of the board Mr. Choi would obtain if all six Choi nominees were elected relative to the percentage of his current share ownership).

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 22, 2012

We have revised the preliminary proxy statement as you have requested. Please see page 6 of the Amendment.

6.	Please note that each statement or assertion of opinion or belief must be clearly characterized as such and a reasonable factual basis must exist for each such opinion or belief. In accordance with comment 12 from our letter dated June 13, 2012, please revise the following statements to characterize them as opinions or beliefs:

•	“Mr. Choi has a clear understanding of business planning and operations, extensive experience in business management, and a keen sense of business development”;
•	“Mr. Choi brings to the Board a broad spectrum of business know-how and strategic planning experience”;
•	“Gary D. Weinhouse, Esq. has . . . a deep understanding of the health care and medical field”;
•	“Mr. Weinhouse brings to the Board a broad spectrum of business know-how . . .” and,
•	“Mr. Coffee brings to the Board excellent skills relating to managing life sciences businesses and developing businesses in the life sciences field.”

We have deleted or revised the statements as you requested. Please see pages 7 and 8 of the Amendment.

Share Ownership, page 9

7.	The Share Ownership table and the soliciting materials filed June 19, 2012 each indicate that Mr. Choi holds 18.4% of the company’s common stock whereas the company’s preliminary proxy filed June 19, 2012 indicates that he held 19.56% as of June 18, 2012. Please advise and revise as necessary.

We have revised Mr. Choi’s percentage ownership, which, in our prior filings and soliciting materials, was based on the number of shares outstanding as stated in the Company’s Form 10-Q for the quarter ended February 29, 2012. Please see Mr. Choi’s letter and pages 1 and 9 of the Amendment.

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 22, 2012

Additional Soliciting Materials filed June 19, 2012 on Schedule 14A

8.	We remind you of prior comment 12 of our June 13, 2012 letter. Please ensure that statements of opinion are characterized as such and a reasonable basis exists for any such opinion. Below is a non-exhaustive list of statements which in future filings should be characterized as your opinion or belief:

•	[t]he fact that the Board and management approved what we believe to be egregiously costly employment contracts, excessive stockholder dilution and squandering of cash shows a blatant disregard for stockholder value . . .” (emphasis added);
•	I am running a slate of qualified independent Board members that would . . . positively impact the direction of the company .. . . “; and
•	[e]ach Director brings important industry expertise, contacts and . . . specialized experience . . .”

We understand your comment and in the future we will endeavor to be sure that all statements of opinion are characterized as such and that a reasonable basis exists for such opinion.

“Management’s actions indicate . . .”

9.	In future filings, please provide appropriate context and balance to your disclosure. For example, if you choose to highlight the reimbursement by the Board of proxy contest expenditures, your disclosure should acknowledge that you also intend, if elected, to obtain reimbursement for expenditures you incur in the current proxy contest.

We understand your comment and in future filings will balance our disclosure, as you requested.

In making our responses we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings described herein;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

June 22, 2012

We hope that we have adequately addressed your comments. If you have further comments, we ask that you forward them by electronic mail to counsel for Ki Yong Choi, namely Kevin Friedmann, Esq. of Richardson & Patel LLP at kfriedmann@richardsonpatel.com. If you wish to speak with him directly, Mr. Friedmann's direct telephone number is (212) 561-5559.

We look forward to hearing from you shortly.

Very truly yours,

/s/ Ki Yong Choi
Ki Yong Choi

/s/ Gary Weinhouse
Gary Weinhouse

/s/ Michael W. Cho
Michael W. Cho

/s/ Warren Hoeffler
Warren Hoeffler

/s/ Michael D. Coffee
Michael D. Coffee

/s/ Ajay Badlani
Ajay Badlani

cc: Jonathan Groff, Staff Attorney